# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ABH Holdco, Inc.
49 immigration st. suite 204
Charleston , SC 29403
www.islandbrandsusa.com

Up to $1,069,993.00 in Series CF Non-voting Preferred Stock at $4.63
Minimum Target Amount: $9,996.17

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** ABH Holdco, Inc.
**Address:** 49 immigration st. suite 204, Charleston , SC 29403
**State of Incorporation:** SC
**Date Incorporated:** March 01, 2019

## Terms:

### Equity

**Offering Minimum:** $9,996.17 | 2,159 shares of Series CF Non-voting Preferred Stock
**Offering Maximum:** $1,069,993.00 | 231,100 shares of Series CF Non-voting Preferred Stock
**Type of Security Offered:** Series CF Non-voting Preferred Stock
**Purchase Price of Security Offered:** $4.63
**Minimum Investment Amount (per investor):** $250.02

*\*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

### SEC COVID Relief

### COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

### Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

### Tier 1- $250

Exclusive Island Local Trucker Hat

Exclusive Island Local Sticker

Ownership certificate

**Tier 2- $500**

1 Exclusive Island Local Hat

1 Exclusive Island Local Sticker

2 Exclusive Island Local Pint Glasses

15% off for 1 year in Island Brands USA Merch Store

Island Local Founders Club "Lifetime Status"

Ownership certificate

**Tier 3 - $1000**

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

**Tier 4 - $5000**

5% Bonus Shares

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

**Tier 5 - $10,000**

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

Help Island Brands choose their next beer ! - You will help the Island Brands R&D team choose their next beer. You will have an exclusive behind the scenes look at the recipe fine tuning process and will participate in multiple tasting panels to help finalize a new innovation ahead of bringing it to market.

**Tier 6 - $25,000**

10% bonus shares

2 Exclusive Island Local Hat

2Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

A one acre oyster reef will be built in your name. This effort will help clean coastal waters, restore critical habitat and provide coastal buffering to our coastline. You will work with Toadfish Coalition and Island Brands USA to identify a location and name the oyster reef. A celebration event will be held in your honor once the oyster reef has been established.

**Tier 7 - $50,000**

15% bonus shares

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4Exclusive Island Local Pint Glasses

30% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ultimate Island Getaway -Private air travel for you and three others on Island Brands' Renegade Seaplane "High Vibe" to the crystal blue waters of Andros, Bahamas. Kick back with the Founders for an exclusive 4 day/3 night guided fishing lodge experience. This makes you an island local for life!

*All perks occur when the offering is completed.*

## The 10% StartEngine Owners' Bonus

ABH HoldCo., Inc. (dba Island Brands USA) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Non-voting Preferred Stock at $5.00 / share, you will receive 110 shares of Series CF Non-voting Preferred Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

### Company Overview

Island Brands USA is regional CPG beer company and lifestyle brand. The company's primary focus is on a top down retail grocery chain based strategy. The core tenants of the brand are to disrupt the multi national corporate factory beer companies with our better for you positioned all clean family of super premium beer. We utilize alternative media strategies to leverage the highest ROI on customer acquisition and have a robust retention strategy for brand loyalty and increased rate of sale.

ABH Holdco, Inc. has one wholly-owned subsidiary: American Beverages Holdings, LLC. On March 3, 2019, the LLC reorganized with the result of the transaction being that the existing members of the LLC exchanged their equity in the LLC for Common Shares in ABH Holdco, Inc. The LLC holds the current license issued by the South Carolina Department of Revenue Alcohol % Beverage Licensing Division for the production of its inventory. The following trademarks are currently owned by American Beverage Holdings, LLC: (A) "Island Coastal Lager" - Registration No. 5466227 - Registration Date: 5/8/2018, (B) "Island Active" - Registration No. 6048646 - Registration Date: 11/16/2018

Island Brands USA is a "d/b/a" name use for our products with our commercial partner New Belgium Brewing Company, Inc. New Belgium Brewing Company, Inc. is a shareholder in ABH Holdco, Inc. and is a contract brewer for ABH Holdco., Inc. for the production of Island Coastal Lager and Island Active beers..

### Competitors and Industry

The US beer industry is dominated by a tri-opoly of multinational macro beer corporations. Their share of market is over *80 percent and the balance is craft beer. Island Brands USA is well positioned to capture market share from both sectors with our primary focus on the fastest growth sector of super premium sub category of macro beer. We are gaining significant traction and market share in the super premium category and are increasing shelf positions in these areas of the retail planograms of our major retailers. Some of our regional based competitors would be Yuengling and Corona.

*Current Stage and Roadmap*

## Prior Development History

Island Brands USA since beginning operation in 2016, has quickly moved from startup through an emerging phase and into our growth stage where we are now. We have assembled a team of beer industry experts with a combined total of over 100 years of experience to execute on our hot brand and to create best in class operational excellence. We currently have two products on the market, Island Coastal Lager and Island Active. Our products our distributed in seven southeast states; SC, NC, GA, FL, TN, AL, and VA. Our products are in available in grocery, convenience stores, and on-premise (bars and resturants) accounts. Due to COVID-19, we have seen major decreases in our on-premise business.

## Future Roadmap

We currently have the following products, Island Coastal Lager and Island Active on the market. As we continue to gain traction and increase month over month sales, we have no plans to slow down. In the next 6 months we will release 2 new products, Island Lemonada and Island Southern Peach, that target large sub-categories within the macro landscape with higher quality all-clean versions of easy drinking beers. In addition, we will be opening the first of many officially licensed taprooms. We continue to increase our trajectory of Points of Distribution (PODs) in our 7 SE states as well as our Rate of Sale (ROS). We expect 2021 to be a breakout year as we have all of the tools to leverage and execute on the full potential of this brand family. We have experieced major growth in 2020 in certain areas while also experience the decrease in on-premise business as noted above due to to COVID-19. We believe have to the team and processes in place to continue that into 2021.

# The Team

## Officers and Directors

**Name:** Brandon Perry

Brandon Perry's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Co-Founder and Director
  **Dates of Service:** May 01, 2016 - Present
  **Responsibilities:** Operations and Marketing. Salary: $100,000 Ownership: 28.9%.
  This is Brandon's primary role.

Other business experience in the past three years:

- **Employer:** Cooper Perry Fund
  **Title:** Executive Director
  **Dates of Service:** September 01, 2004 - Present
  **Responsibilities:** The Cooper Perry Fund has been created to accomplish three
  main goals: 1. Create awareness of brain trauma, specifically Meningitis and
  Encephalitis. 2. Raise funds for medical research, brain protection and
  preservation, and for brain trauma victims. 3. Continue the ongoing legacy of
  Cooper Perry's spirit. The Cooper Perry Fund supports various local and national
  charities.

Other business experience in the past three years:

- **Employer:** Vetted Inc
  **Title:** Founder and CEO
  **Dates of Service:** August 01, 2016 - March 01, 2018
  **Responsibilities:** Managing day to day activities

Other business experience in the past three years:

- **Employer:** AMS Financial Solution
  **Title:** Founder & President
  **Dates of Service:** April 01, 2004 - November 01, 2018
  **Responsibilities:** Managing day to day activities

**Name:** Scott Hansen

Scott Hansen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Chief Operating Officer, Secretary and Director
  **Dates of Service:** May 01, 2016 - Present
  **Responsibilities:** Sales and Marketing. Salary: $100,000 Ownership: 28.9%. This
  is Scott's primary role.

Other business experience in the past three years:

- **Employer:** Hansen Talent Group
  **Title:** President/CEO
  **Dates of Service:** August 01, 2014 - July 01, 2018
  **Responsibilities:** Company Management

**Name:** Eric Selle

Eric Selle's current primary role is with Citizens Bank. Eric Selle currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** March 01, 2019 - Present
  **Responsibilities:** Director, he does not have salary or equity

Other business experience in the past three years:

- **Employer:** Citizens Bank
  **Title:** Managing Director
  **Dates of Service:** June 01, 2020 - Present
  **Responsibilities:** Managing activités

Other business experience in the past three years:

- **Employer:** Suntrust Bank
  **Title:** Managing Director
  **Dates of Service:** August 01, 2014 - June 01, 2020
  **Responsibilities:** Managing activities

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company")

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series CF Non-voting Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

### Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

### Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

### The transferability of the Securities you are buying is limited

Any Series CF Non-voting Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

### Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

### If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Series CF Non-voting Preferred Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought,

it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

***We may not have enough capital as needed and may be required to raise more capital.*** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

***Terms of subsequent financings may adversely impact your investment***
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

***Management Discretion as to Use of Proceeds***
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

***Projections: Forward Looking Information***
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### Minority Holder; Securities with No Voting Rights

The Series CF Non-Voting Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

### You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

### This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

### Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

### We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

### We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think thatis a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

### We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

### Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

### The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*We are Dependent Upon Contract Brewers to Produce our Commercial Products*

We are dependent upon our contract brewing agreements with New Belgium Brewing and Florida Brewing Company, and the licensed use of their respective technology to provide us with a strategic market advantage in production, canning and distribution of our brands. If the contract brewing agreements with either company were terminated for any reason, then we may not be able to achieve our projected results and require significant additional capital in order to acquire similar advanced intellectual property and operations know-how in the craft beer industry.

*There is no public market for our securities and there will be restrictions on the transferability of your interest.*

There is currently no public market for any of our securities. We cannot assure you that any such public market will ever develop or be unrestricted in the future. Moreover, even if a public market does develop, any sale of our securities may be made only pursuant to an effective registration statement under federal and applicable state securities laws or exemptions from such laws. Therefore, investors should be prepared to hold their Shares for an indefinite amount of time.

*The price of the Shares offered hereunder should not be regarded as an indication of any future market price for such Shares and may not represent their fair value.*

The offering price of the Shares offered by us has been determined by us based on a number of factors, such as the prospects for our business and the industry in which we compete, an assessment of our management, our present operations and our earnings prospects, the present state of our development, our contract brewing agreements, our distributions network, and the general condition of the securities markets. The price should not, however, be regarded as an indication of any future market price for the Shares and does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value. Investors participating in this offering will experience immediate and substantial dilution in the net tangible book value of the Shares.

*Our existing stockholders have, and may continue to have, control over the election of our directors and other corporate actions.*

The existing holders of our stock currently have, and likely will continue to have, control over the election of our directors and approval of other corporate actions. This control over our affairs might be adverse to the interests of other stockholders.

*There is no guarantee of a return on your investment.*

There is no assurance that a purchaser of Shares will realize a return on investment and a Shareholder may lose their entire investment. There is also no assurance that the Company will ever have income sufficient to cover its expenses and have sufficient cash flow to make distributions to its Shareholders. Even if the Company makes distributions, there can be no guarantee concerning the timing or amounts of the distributions. The Company currently intends to retain all future earnings, if any, for the foreseeable future to support its business.

*Your ownership of the Shares will be subject to dilution.*

Only certain owners have preemptive rights. If the Company conducts subsequent offerings of or securities convertible into shares of capital stock of any class of securities, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase Shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares of capital stock. Furthermore, shareholders may experience a dilution in the value of their Shares depending on the terms and pricing of any future Share issuances (including the Shares being sold in this offering) and the value of the Company's assets at the time of issuance.

### *There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities.*

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for purchasers. Furthermore, we may be unable to register the securities for resale by purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to make an effective registration, Investors could be unable to sell their securities unless an exemption from registration is available. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

### *We have a limited operating history.*

Our Company was formed on March 1, 2019. To date, our Company's primary focus has been on (i) developing our production and distribution network, (ii) building our brand awareness through aggressive marketing, and (iii) diversifying our risk through developing new flavor brands and multiple production facilities. Accordingly, the value of the business should be based upon an evaluation of the markets the Company has entered, new opportunities, and the intellectual property that the Company continues to develop.

### *The market for our products is intensely competitive.*

We are competing with many new entrants into the craft beer market. Many of our competitors have established market acceptance and have far greater financial, marketing, technological and other resources, experience, proven operating histories, and larger teams than we do. We expect to face strong competition from both well-established companies and small/independent producers. Significant competitive factors in our market include the size of the market, recent limited sales figures, and the high cost of marketing new products. If we are unable to compete successfully with established companies in our market, our business and results of operations could be adversely affected.

*We rely heavily on certain vendors, suppliers and distributors, which could have a material adverse effect on our business, financial condition and results of operations.*

Our ability to maintain consistent price and quality throughout our brands depends in part upon our ability to acquire specified products and supplies in sufficient quantities from third-party vendors, suppliers and distributors at a reasonable cost. We use a limited number of suppliers and distributors in various geographical areas. We do not control the businesses of our vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Furthermore, certain items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our products or whether our end product will be delivered fresh to the consumer. If any of our vendors or other suppliers are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could lead to disruptions to our distribution and would have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our current vendors or other suppliers are unable to support our expansion into new markets, or if we are unable to find vendors to meet our supply specifications or service needs as we expand, we could likewise encounter supply shortages and incur higher costs to secure adequate supplies, which would have a material adverse effect on our business, financial condition and results of operations.

*The distribution and sale of beer has historically been subject to a continuously changing tax regime.*

Historically, there has been significant variation in the taxation of beer sales. As recently as December 2017, the "Tax Cuts and Jobs Act" was passed by Congress which provided, among other things, a temporary reduction in federal excise taxes on beer to $3.50 per gallon for the first 60,000 barrels for domestic brewers producing fewer than 2 million barrels annually. Further, individual states also impose excise taxes on alcoholic beverages in varying amounts. In the future, the excise tax rate could be increased by either the federal or state governments. Future increases in excise taxes on alcoholic beverages could have a material adverse effect on our business and financial condition.

*Our pro forma financial statements and projections are subject to change and our financial and operating projections are subject to inherent risks.*

Our pro forma financial statements have not been audited or reviewed by an independent certified public accountant. Accordingly, such statements are not prepared in accordance with generally accepted accounting principles ("GAAP") and are subject to material adjustments as a result of future audit or review. The operational and financial projections and forecasts included in this Memorandum reflect numerous assumptions made by management, including assumptions with respect to our specific as well as general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond our control. Accordingly, there is a risk that the assumptions made in preparing the projections, or the projections themselves, will prove inaccurate. There will be differences between actual and projected results, and actual results may be

materially different from than those contained in the projections. The inclusion of the projections in this Memorandum should not be regarded as an indication that we or our management or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. The absence of notes to the financial statements renders the statements incomplete. Investors should not rely upon the financial statements without further inquiry of management to determine our historical financial position and performance and to better understand our prospects.

### *We are dependent upon certain key personnel.*
We are dependent upon the services of a skilled business management team as well as a technical research and development team. The loss of the services of any of Brandon Perry or Scott Hansen within a short period of time could have a material adverse effect on the Company's business and could impair our ability to complete the rollout of our products and services. The Company's future success is also dependent upon its ability to attract and retain additional key employees, and if the Company cannot do so, then its business operations, financial condition, and results from operations may be adversely affected. The Company can make no assurance that such key personnel will remain in its employ or that it will be able to attract and retain key personnel in the future.

### *We will need to build and retain our personnel infrastructure at all levels.*
We plan on continuing to grow rapidly, which will require the addition of new personnel throughout the Company. As we expand our production operations, sales and marketing efforts, and research and development activities, we will need to hire and retain skilled and semi-skilled employees. In a market where such qualified employees are in high demand, the inability to hire needed employees on a timely basis and/or the inability to retain those that we do hire could have a material adverse effect on our ability to meet the schedules of our business plan.

### *Pandemic Risk.*
The spread of COVID-19 poses a risk to our investment timetables, our production and distribution cycles, and possibly our employees involved in the execution of our business plans. It is possible the virus may spread on one of our vendors facilities, and we may face lawsuits in relation COVID-19 issues. Additionally, we may face increased costs from continual heightened sanitation efforts. COVID-19 is a public and political crisis, and unknown disruptions may occur. The production of our brands is not a business that can be conducted by operating remotely or through video conference, and Center for Disease Control or state mandates may force us to alter operations.

### *Regulatory requirements are cumbersome and expensive.*
Each state in the United States has stringent government regulations controlling the craft beer market in those respective states. We may be required to obtain permits, licenses, or obtain approval from—and to pay fees, taxes, or duties to—a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market our products and operate efficiently.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at state and Federal levels.***

Costs associated with information security—such as investment in technology, the costs of compliance with consumer protections laws and costs resulting from consumer fraud—could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company in the Future May Be Subject to Legal Proceedings and Litigation.***

The Company may become party to lawsuits during the normal course of business. Litigation in general is often expensive and disruptive to normal business operations. In the beer industry, there is an ever-broadening array of legal and regulatory challenges that companies face. The Company may be required to address regulatory requests or enforcement proceedings or may be a defendant in a class action or other litigation. Any such claims, regardless of merit, could be time-consuming and expensive to litigate or settle, divert the attention of management, cause significant delays, materially disrupt the conduct of the Company's business and have a material adverse effect on the Company's business and financial results.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Padgett Thomas, LLC (managed by Scott Hansen, 99% owned by Scott Hansen) | 4,015,770 | Common Stock | 28.9 |
| Brandon Perry | 4,015,770 | Common Stock | 28.9 |

## The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series CF Non-voting Preferred Stock, and Series B Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 231,100 of Series CF Non-voting Preferred Stock.

### Common Stock

The amount of security authorized is 16,000,000 with a total of 10,039,440 outstanding.

### Voting Rights

Common Stock has the right to vote one vote per share on all matters upon which holders of Common Stock are entitled to vote. Additionally, certain founding holders of Common Stock are governed by a Shareholder Agreement. Approximately 1,003,950 shares of Common Stock have been reserved for future issuance pursuant to (and are governed by) the Company's 2020 Equity Incentive Plan (the "Plan"). There are no shares outstanding from the Plan as of the date of this offering.

### Material Rights

Common Stock held by the founders of the Company are subject to transfer restrictions in the Company's Shareholder Agreement, which contain standard minority protection provisions such as a Right of Co-Sale, Participation Rights for Major Holders (at least 3% equity in the Company), and Drag-Along/Tag-Along Rights.

### Stock Options

The Company has a total of 1,003,950 shares of Common Stock available for issuance pursuant to the Company's 2020 Equity Incentive Plan which are reserved but unissued. As of the launch of the Regulation CF offering, there have been no issuances

under the Company's 2020 Equity Incentive Plan.

### Series A Preferred Stock

The amount of security authorized is 3,600,000 with a total of 3,583,630 outstanding.

#### Voting Rights

Each holder of Series A Preferred Stock has the right to vote one vote per share for major corporate actions; provided, however, all Series A Preferred Stock is subject to a Voting Rights and Irrevocable Proxy Agreement granting the CEO as each shareholder's proxy to vote on certain corporate matters.

#### Material Rights

Holders of Series A Preferred Stock are parri pasu with holders of Series B Preferred Stock with respect to material rights granted pursuant to the Company's Amended & Restated Investor Rights Agreement. Each Holder has certain information rights and Major Holders (3% or more equity in the Company) have inspection rights. Additionally, all holders of Series A Preferred Stock and Series B Preferred Stock have a pro rata participation right for any new securities issued by the company.

### Rights of Series A/Series B Preferred Stock of ABH Holdco, Inc.

For the sake of clarity, Series CF Non-Voting Preferred Stock is non-voting stock and only has a conversion right to Common Stock with respect to a Deemed Liquidation Event as that term is defined in the Company's Articles of Incorporation, as amended (the "Articles"). The protective provisions afforded Series A Preferred Stock and Series B Preferred Stock in Article 2.3 of the Articles do not apply to Series CF Non-voting Preferred Stock. Pursuant to the Articles, holders of Preferred Stock shall participate ratably with respect to any Deemed Liquidation Event, subject to the Series A dividend right as explained further below.

### Amended & Restated Investor Rights Agreement

Each Major Investor, which is defined as a shareholder who holds at least 1,500,000 shares of the Company's outstanding capital stock, has certain information and inspection rights pursuant to the Company's Amended & Restated Investor Rights Agreement. Additionally, each Major Investor has a right of first offer for any new securities issued by the Company. With respect to voting rights, a majority of the holders of Series A Preferred Stock and Series B Preferred Stock, respectively, have entered into an Irrevocable Proxy and Voting Agreement with the Company to have Brandon Perry serve as their proxy for all votes upon which shareholders are entitled to vote, except for major corporate actions.

### Articles of Incorporation, as amended

All holders of Series A Preferred Stock and Series B Preferred Stock have certain preferential rights as outlined in the Company's Articles of Incorporation, as amended

(the "Charter"). Holders of the Company's preferred stock have a liquidation preference over holders of Common Stock with respect to certain mergers, consolidations or asset sales that would be deemed to be a liquidation event as defined by the Company's Charter. Upon any deemed liquidation event, holders of the Company's Series A Preferred Stock and Series B Preferred Stock have a right to convert their shares to shares of Common Stock of the Company immediately prior to any such transaction.

Subject to the Voting Agreement entered into by holders of the Company's Series A Preferred Stock and Series B Preferred Stock, for as long as there remains 25% of each class of Series A and Series B, then each class must approve by a majority the following actions of the Company:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Pre¬ferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termina¬tion of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

*Divided Rights*

Holders of only Series A Preferred Stock have a right to a one-time, non-cumulative dividend at the rate of 8% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior to and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock).

*Series CF Non-voting Preferred Stock*

The amount of security authorized is 1,055,000 with a total of 0 outstanding.

*Voting Rights*

There are no voting rights associated with Series CF Non-voting Preferred Stock.

*Material Rights*

There are no material rights associated with Series CF Non-voting Preferred Stock.

**Series B Preferred Stock**

The amount of security authorized is 1,200,000 with a total of 572,827 outstanding.

*Voting Rights*

Each holder of Series A Preferred Stock has the right to vote one vote per share for major corporate actions; provided, however, all Series A Preferred Stock is subject to a Voting Rights and Irrevocable Proxy Agreement granting the CEO as each shareholder's proxy to vote on certain corporate matters.

*Material Rights*

Holders of Series A Preferred Stock are parri pasu with holders of Series B Preferred Stock with respect to material rights granted pursuant to the Company's Amended & Restated Investor Rights Agreement. Each Holder has certain information rights and Major Holders (3% or more equity in the Company) have inspection rights. Additionally, all holders of Series A Preferred Stock and Series B Preferred Stock have a pro rata participation right for any new securities issued by the company.

*Rights of Series A/Series B Preferred Stock of ABH Holdco, Inc.*

For the sake of clarity, Series CF Non-Voting Preferred Stock is non-voting stock and only has a conversion right to Common Stock with respect to a Deemed Liquidation Event as that term is defined in the Company's Articles of Incorporation, as amended (the "Articles"). The protective provisions afforded Series A Preferred Stock and Series B Preferred Stock in Article 2.3 of the Articles do not apply to Series CF Non-voting Preferred Stock. Pursuant to the Articles, holders of Preferred Stock shall participate ratably with respect to any Deemed Liquidation Event, subject to the Series A dividend right as explained further below.

*Amended & Restated Investor Rights Agreement*

Each Major Investor, which is defined as a shareholder who holds at least 1,500,000 shares of the Company's outstanding capital stock, has certain information and inspection rights pursuant to the Company's Amended & Restated Investor Rights Agreement. Additionally, each Major Investor has a right of first offer for any new securities issued by the Company. With respect to voting rights, a majority of the holders of Series A Preferred Stock and Series B Preferred Stock, respectively, have entered into an Irrevocable Proxy and Voting Agreement with the Company to have

Brandon Perry serve as their proxy for all votes upon which shareholders are entitled to vote, except for major corporate actions.

*Articles of Incorporation, as amended*

All holders of Series A Preferred Stock and Series B Preferred Stock have certain preferential rights as outlined in the Company's Articles of Incorporation, as amended (the "Charter"). Holders of the Company's preferred stock have a liquidation preference over holders of Common Stock with respect to certain mergers, consolidations or asset sales that would be deemed to be a liquidation event as defined by the Company's Charter. Upon any deemed liquidation event, holders of the Company's Series A Preferred Stock and Series B Preferred Stock have a right to convert their shares to shares of Common Stock of the Company immediately prior to any such transaction.

Subject to the Voting Agreement entered into by holders of the Company's Series A Preferred Stock and Series B Preferred Stock, for as long as there remains 25% of each class of Series A and Series B, then each class must approve by a majority the following actions of the Company:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Pre¬ferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termina¬tion of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

*Divided Rights*

Holders of only Series A Preferred Stock have a right to a one-time, non-cumulative dividend at the rate of 8% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior to and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock).

## What it means to be a minority holder

As a minority holder of Series CF Non-voting Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series A Preferred Stock
  **Type of security sold:** Equity
  **Final amount sold:** $1,995,518.84
  **Number of Securities Sold:** 3,583,630
  **Use of proceeds:** Working Capital
  **Date:** July 29, 2019
  **Offering exemption relied upon:** 506(b)

- **Name:** Series B Preferred Stock
  **Type of security sold:** Equity
  **Final amount sold:** $796,223.63
  **Number of Securities Sold:** 572,827
  **Use of proceeds:** Working Capital
  **Date:** November 20, 2019
  **Offering exemption relied upon:** 506(b)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

<u>Fiscal Year ended with December 31, 2018 versus December 31, 2019</u>

**Revenue**

Revenue for 2018 was 715,741 and revenue for 2019 was $1,213,060. The improved performance was due to many factors, such as, building a team to sustain growth, and overall increase of Points of Distribution (PODs).

**Cost of goods**

Cost of goods in 2018 was $590,605 and the cost of goods for 2019 was $1,369,751. The increase of COGS was primarily due to the changing of our brewing partner and transition to a more beer focused distributor network.

### Gross margins

Our gross margins have suffered in 2019 versus 2019. This is due to the increase of the COGS and the increase of expenses. We are a rapidly growing company, we are working hard to increase cash flow and decrease COGS. We had an increase in COGS, due to the changing of our brewer and distributor network . We are in the process of reducing our COGs and increasing efficiencies in our supply chain.

### Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and trademarks. Our expenses have increased from 2018 to 2019. This is due to the increased investment of building a foundation for growth, adding to our team and expansion of our marketing efforts.

### Historical results and cash flows:

### Historical results and cash flows

We belive that our historical results of growth should be something investors should expect in the future. In all aspects our company is gowing and our financials are proof of that. From the increasing amounts of barrels, to our inrease in sales, growth is evident.

In regards to cash flow, it is evident that more cash has been entering our comapny over the past year. That is due to our increasing number of points of distibution, which is a result of a growing team working diligently to sell our products. Investors should expect the same as we continue to grow Island Brands.

## Liquidity and Capital Resources

### What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently the company has no available resources for additional capital other than through investments by the current shareholders. We have brought in $796,223.63 in the series B (572,827 shares). We have broken escrow and the money is available.

### How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company has raised other funds through shareholders to fund the operations of

the company. These funds will help the Company grow at an accelerated pace with a focus on increased marketing efforts. Therefore, the funds of this campaign will assist in our ability to continue growing at a faster pace however is not critical to company operations.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

No, the funds from this campaign necessary to the viability of the company. The Company only plans to use the funds to accelerate growth.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If we raise the minimum, the company will be able to run indefinitley, our company is not dependent on these funds.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If we raise the maximum, this will provide the Company the ability to grow and develop at a faster pace and we will be able to operate indefinitley as our company is not dependent on these funds.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Yes, currently the Company is conducting a concurrent private offering. The current offering of Series B Preferred Stock is a Rule 506(b) offering. As of the launch of the Regulation CF offering, the Company has issued 372,846 shares of the 1,200,000 total authorized shares of Series B Preferred Stock at a price of $1.39 per share. All holders of Series B Preferred Stock have entered into an Amended & Restated Investor Rights Agreement with the existing holders of Series A Preferred Stock. Under the Amended & Restated Investor Rights Agreement, each Major Investor, which is defined as a shareholder who holds at least 1,500,000 shares of the Company's outstanding capital stock, has certain information and inspection rights. Additionally, each Major Investor has a right of first offer for any new securities issued by the Company. With respect to voting rights, a majority of the holders of Series A Preferred Stock and Series B Preferred Stock, respectively, have entered into an Irrevocable Proxy and Voting Agreement with the Company to have Brandon Perry serve as their proxy on all matters upon which shareholders are entitled to vote that are not major corporation actions. Additionally, the Company's Articles of Incorporation, as amended, provide

for a one-time, non-cumulative 8% dividend to holders of Series A Preferred Stock only. The Company's charter also provides a liquidation preference over Common Stock and Series CF Non-voting Preferred Stock in the event of Deemed Liquidation Event as defined in the charter.

No other additional capital contributions or raises have been contemplated at this time.

## Indebtedness

- **Creditor:** United Community Bank
  **Amount Owed:** $124,500.00
  **Interest Rate:** 1.0%
  **Maturity Date:** April 21, 2022
  In 2020, the Company received a Paycheck Protection Program loan ("PPP Loan"), sponsored by the US Small Business Administration ("SBA") in conjunction with the CARES Act, a law passed to provide economic stimulus in the wake of the COVID-19 pandemic. The Company received $124,500 with terms for repayment by April 21, 2022 and bearing 1 percent interest per annum. The CARES Act provides that the PPP Loan can be forgiven if the Company utilizes the loan proceeds in accordance with SBA regulations. The Company fully expects to meet these provisions and have the PPP Loan forgiven.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

**Pre-Money Valuation:** $65,727,003.11

**Valuation Details:**

Island Brands USA is a fast growing domestic premium beer brand that is on the doorstep to an even faster growth curve . We have "set the table" to scale in our 7 state footprint in 2021 and the valuation provided is tied to the inherent latency or long tail of the extended sales cycle in the retail segment of the beer business. The retail mandates (commitments) we have in hand from our major retail grocery partners for the Spring retail planogram resets will fully realize the valuation when combined with our current rate of sale. In more layman's terms we have 7-10 times the shelf space or PODs (Points of distribution) than we had in the beginning of the year (Series A at 8 mm pre 10 mm post) and that married with our ROS (rate of sale) brings us to a valuation of 75-100MM. This valuation doesn't include all of our international traction (Bahamas and Costco China) as well as any new on premise (bars and restaurants) that we may or may not gain due to COVID uncertainties. We

were a retail focussed brand family ahead of the pandemic and have only strengthened our retail position with third party scan data (sales at the register). The additional 2 new flavors, the 2nd brand (Island Active 88 calories) and multi SKUs tied to these 3 will also bolster our market position and was also not included with the original Series A at 10mm. Lastly we have recently added the former CEO of a multi national beer company with 40 years beer experience as an advisor to our founders, to our team to help us create some operational excellence on the sales and operations sides. That paired with 3 new sales team leaders we are aligned to fully execute on the sales opportunities already in motion.

The Company determined it's pre money valuation based on analysis of the following factors.

1) 12 month look back and the trajectory of Points of Distribution (PODs) and POD gains into the trade using 2020 average rate of sale ( ROS) tied to those increases.

2) Retail grocery beer sales POD growth has a long tail sales cycle ( latency) and is typically determined in the 4th quarter for the coming year. Our 2021 POD placements are increasing exponentially for 2021 and our rate of sale can be projected forward based on previous ( 2020) ROS on these PODs.

3) Our IP portfolio is strong and adds significant value to the Brand equity.

4) We have used a very conservative approach to our forecasting and valuation using our team that has over 100 years of experience in the beer business.

5) Our 2021 innovations were not counted in our forecasts but continue to gain significant traction ahead of 2021 POD placements in major grocery planograms ( POGs)

6) Our cost of goods ( COGs) are expected to go down significantly which will lower risk and increase gross profits and allow for additional investment into ROS and geographic expansion.

7) We used industry metrics and our internal team to generate a very conservative 2021 sales and distribution forecast. Recent published beer company sales comparables put a valuation of $1250+ per BBL and that would put us at a $75 mm valuation based on conservative forecast tied to our 2021 PODs and 2020 ROS

The pre-money valuation has been calculated on a fully-diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

## Use of Proceeds

If we raise the Target Offering Amount of $9,996.17 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  80.0%
  Funds will be utilized on various marketing expenses. Such as, ambassador management software, PR, consumer and retail activations.

- *Operations*
  16.5%
  The remaining funds will be used for operating expenses. Such as, salaries and talent acquisition costs.

If we raise the over allotment amount of $1,069,993.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  80.0%
  Funds will be utilized on various marketing expenses. Such as, ambassador management software, PR, consumer and retail activations.

- *Operations*
  16.5%
  It will be utilized on operating expenses, such as salaries.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at

www.islandbrandsusa.com (https://www.islandbrandsusa.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/island-brands-usa

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

**EXHIBIT B TO FORM C**

**FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ABH Holdco, Inc.**

*[See attached]*

# ABH HOLDCO, INC.

Unaudited Financial Statements for the calendar

Years Ended December 31, 2019 and 2018



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

September 8, 2020

To:     Board of Directors, ABH HOLDCO, INC.

Re:     2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of ABH HOLDCO, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, shareholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

**ABH HOLDCO, INC.**
**BALANCE SHEET**
**As of December 31, 2019 and 2018**
**See Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**

| ASSETS | | 2019 | | 2018 |
|---|---|---|---|---|
| Current Assets | | | | |
| Cash and cash equivalents | $ | 159,855 | $ | 7,115 |
| Accounts receivable | | 244,951 | | 69,352 |
| Inventory | | 0 | | 190,867 |
| Prepaid expenses | | 4,671 | | 10,360 |
| Total current assets | | 409,477 | | 277,694 |
| | | | | |
| Fixed assets, net of accumulation depreciation | | 57,269 | | 17,285 |
| Other assets | | 28,158 | | 70,000 |
| | | | | |
| Total Assets | $ | 494,904 | $ | 364,979 |
| | | | | |
| **LIABILITIES AND OWNERS' EQUITY** | | | | |
| Current Liabilities | | | | |
| Accounts payable | $ | 142,017 | $ | 137,373 |
| Credit cards payable | | 9,856 | | 12,593 |
| Line of credit | | 0 | | 387,209 |
| Accrued liabilities | | 102,641 | | 174,113 |
| Total Current Liabilities | | 254,514 | | 711,289 |
| | | | | |
| Notes payable, long-term, related party | | 0 | | 25,000 |
| | | | | |
| Total Liabilities | | 254,514 | | 736,289 |
| | | | | |
| OWNERS' EQUITY | | | | |
| | | | | |
| Common Stock (1,440,000 shares of stock authorized, 903,549 shares issued and outstanding as of December 31, 2019) | | 16,850 | | 0 |
| Preferred Stock (340,000 shares of stock authorized, 330,042 shares issued and outstanding as of December 31, 2019) | | 1,871,623 | | 0 |
| Membership interest | | 0 | | 16,850 |
| Accrued preferred dividends | | (76,103) | | 0 |
| Retained deficit | | (1,571,980) | | (388,162) |
| Total Owners' Equity | | 240,390 | | (371,311) |
| | | | | |
| Total Liabilities and Owners' Equity | $ | 494,904 | $ | 364,979 |

## ABH HOLDCO, INC.
## STATEMENT OF OPERATIONS
### For Years Ending December 31, 2019 and 2018
### See Accountant's Review Report and Notes to the Financial Statements
### (Unaudited)

|  | 2019 | 2018 |
|---|---|---|
| Revenues, net | $ 1,213,060 | $ 715,741 |
| Less: Cost of goods sold | 1,369,751 | 590,605 |
| Gross profit | (156,690) | 145,118 |
|  |  |  |
| Operating expenses |  |  |
| Selling, general and administrative | 747,361 | 138,959 |
| Marketing | 259,310 | 202,187 |
| Total operating expenses | 1,006,671 | 341,146 |
|  |  |  |
| Net Operating Income (Loss) | (1,163,361) | (187,028) |
|  |  |  |
| Interest income (expense), net | (17,059) | (24,992) |
| Investment income (loss) | 0 | (27,538) |
| Depreciation (expense) | (3,398) | 0 |
|  |  |  |
| Tax provision (benefit) | 0 | 0 |
|  |  |  |
| Net Income (Loss) | $ (1,183,818) | $ (239,558) |

**ABH HOLDCO, INC.**
**STATEMENT OF OWNERS' EQUITY**
**For Years Ending December 31, 2019 and 2018**
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

| | Common stock | Preferred stock | Membership interest | Accrued preferred dividend | Retained Earnings | Total Owners' Equity |
|---|---|---|---|---|---|---|
| Balance as of January 1, 2018 | $ 0 | $ 0 | $ 16,850 | $ 0 | $ (148,604) | $ (131,753) |
| Net income (loss) | | | | | (239,558) | (239,558) |
| Balance as of December 31, 2018 | $ 0 | $ 0 | $ 16,850 | $ 0 | $ (388,162) | $ (371,312) |
| Conversion of membership interest to corporation; recapitalization | 16,850 | | (16,850) | | | 0 |
| Issuance of preferred stock | | 1,871,623 | | | | 1,871,623 |
| Accrual of unpaid dividends | | | | (76,103) | | (76,103) |
| Net income (loss) | | | | | (1,183,818) | (1,183,818) |
| Balance as of December 31, 2019 | 1,265,436 | $ 623,037 | $ 0 | $ (76,103) | $ (1,571,980) | $ 240,390 |

**ABH HOLDCO, INC.**
**STATEMENT OF CASH FLOWS**
**For Years Ending December 31, 2019 and 2018**
**See Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**

|  | 2019 | 2018 |
|---|---|---|
| **Operating Activities** | | |
| Net Income (Loss) | $ (1,183,818) | $ (239,558) |
| Adjustments to reconcile net income (loss) | | |
| to net cash provided by operations: | | |
| Add: Depreciation and amortization | 3,398 | 0 |
| Changes in operating asset and liabilities: | | |
| (Increase) Decrease in accounts receivable | (175,599) | (35,011) |
| (Increase) Decrease in inventory | 190,867 | (148,226) |
| (Increase) Decrease in prepaid expenses | 5,689 | (10,360) |
| (Increase) Decrease in other assets | 41,842 | (20,000) |
| Increase (Decrease) in accounts payable | 4,644 | 86,127 |
| Increase (Decrease) in credit card payable | (2,737) | 5,012 |
| Increase (Decrease) in accrued liabilities | (71,472) | 122,760 |
| | | |
| Net cash used in operating activities | (1,187,186) | (254,924) |
| | | |
| **Investing Activities** | | |
| Acquisition of fixed assets | (43,382) | (17,285) |
| | | |
| Net cash used in operating activities | (43,382) | (17,285) |
| | | |
| **Financing Activities** | | |
| Proceeds/(paydown) of related party note payable | (25,000) | 25,000 |
| Proceeds/(paydown) of line of credit | (387,209) | 247,209 |
| Proceeds from issuance of preferred stock | 1,642,777 | 0 |
| | | |
| Net change in cash from financing activities | 1,230,568 | 272,209 |
| | | |
| Net change in cash and cash equivalents | 152,740 | (1,769) |
| | | |
| Cash and cash equivalents at beginning of period | 7,115 | 8,884 |
| Cash and cash equivalents at end of period | $ 159,855 | $ 7,115 |

**ABH HOLDCO, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**See Accountant's Review Report**
**AS OF DECEMBER 31, 2019**
**(UNAUDITED)**

## NOTE 1 – NATURE OF OPERATIONS

ABH HOLDCO, INC. (which may be referred to as the "Company", "we," "us," or "our") was formed March 2019 in South Carolina. As part of a corporate reorganization, the Company acquired all of the membership interest in American Beverage Holdings, LLC ("ABH LLC") from ABH LLC's shareholders in exchange for all of the common stock of the Company. ABH LLC was formed in May 2016 in South Carolina. ABH LLC, now a wholly owned subsidiary of the Company, remains the operating entity of the Company. The Company designs, distributes and sells carbonated energy beverages.

Since Inception, the Company has relied on securing loans, issuances of preferred stock and product sales to fund its operations. As of December 31, 2019, the Company had negative retained earnings and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The Company is presenting the consolidated results of ABH LLC and the Company.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

*Risks and Uncertainties*
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn

or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $159,855 and $7,115 of cash on hand, respectively.

*Fixed Assets*
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019 and 2018, the Company had net fixed assets of $57,269 and $17,285, respectively.

*Fair Value Measurements*
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

*Income Taxes*
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables,

inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

*Revenue Recognition*
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its products. The Company records the revenue when the products have been delivered to their customers.

*Accounts Receivable*
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018, the Company had $244,951 and $69,352 of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

*Advertising*
The Company expenses advertising costs as they are incurred.

*Inventories*

The Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis. As of December 31, 2019 and 2018, the Company had $0 and $190,867 of inventory, respectively.

*Recent Accounting Pronouncements*

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2013 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 4 – DEBT

The Company paid off a line of credit and a related-party note payable in 2019. As of December 31, 2018, the Company had balances of $387,209 and $25,000 of line of credit and related party note receivables, respectively.

## NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

## NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

## NOTE 7 – EQUITY

The Company has two classes of stock. The Company has authorized 1,440,000 shares of Common Stock and 340,000 shares of Series A Preferred Stock. In 2019 as part of the reorganization with ABH LLC, the members of the LLC acquired all of the common stock of the Company in exchange for their membership interests in ABH LLC.

In 2019, the Company issued 330,042 shares of Series A Preferred Stock.

## NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not believe it has material related-party transactions that require disclosure beyond customary compensation agreements with employees who may also be shareholders.

Padget Thomas, a common stockholder, made a $25,000 loan to the Company for operations that was outstanding as of December 31, 2018. The Company repaid this loan during 2019.

## NOTE 9 – SUBSEQUENT EVENTS

*Anticipated Crowdfunded Offering*
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

*SBA Loan Issuance*
In 2020, the Company received a Paycheck Protection Program loan ("PPP Loan"), sponsored by the US Small Business Administration ("SBA") in conjunction with the CARES Act, a law passed to provide economic stimulus in the wake of the COVID-19 pandemic. The Company received $124,500 with terms for repayment by April 21, 2022 and bearing 1 percent interest per annum. The CARES Act provides that the PPP Loan can be forgiven if the Company utilizes the loan proceeds in accordance with SBA regulations. The Company fully expects to meet these provisions and have the PPP Loan forgiven.

*Management's Evaluation*
Management has evaluated subsequent events through September 8, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*



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# Island Brands USA

Take it Easy



ISLAND
ISLAND
ISLAND
ISLAND
ISLAND
ACTIVE

Website | Charleston , SC | FOOD & BEVERAGE

Island Brands produces clean, better for you, super premium beer, set at a competitive price point to fill the gap between factory beer corporations and craft breweries.

**$0.00** raised

| | |
|---|---|
| **0** Investors | **$65.7M** Valuation |
| **$4.63** Price per Share | **$250.02** Min. Investment |
| **Preferred** Shares Offered | **Equity** Offering Type |
| **$1.07M** Offering Max | **Reg CF** Offering |



INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview | Team | Terms | Updates | Comments | Follow

# Reasons to Invest

- Island Brands is up over 95% in dollar sales and the #1 Fastest growing Lager Brand Family (top 10) in the Southeast
- Our growth, premium brand position, capacity and scale enables Island Brands to compete directly with multinational beer conglomerates
- The domestic beer market is worth $116 billion, while total beer consumption is up 10% in the Southeast region where Island Brands currently distributes



THE BRAND

ISLAND BRANDS ARE MADE FOR THRILL SEEKERS, OUTDOOR ENTHUSIASTS, AND BEER DRINKERS EVERYWHERE. WHETHER YOU'RE HITTING THE TRAIL OR RIDING THE SWELL, A COLD CRISP ISLAND IS THE PERFECT COMPANION. BORN ON THE COAST, ENJOYED WHEREVER YOUR NEXT ADVENTURE TAKES YOU.

OVERVIEW

# A start-up beer brand competing with the most familiar companies in the market

The Island Brands' story began on a rum soaked trip to Cuba, when founders Scott Hansen and Brandon Perry discovered that the country had low quality and very limited options when it came to beer. They set out on a mission to make better beer more accessible to Cuba, and they discovered, in their opinion, corporate beer brands are fleecing their customers with low quality ingredients, while maintaining a stranglehold on shelfspace and distribution worldwide. Brandon and Scott, both serial entrepreneurs, began working to perfect a recipe for an all-clean, easy-drinking beer and, after two years of recipe testing, Island Coastal Lager was born. The duo quickly realized they had created something very special that could compete with the biggest beer brands in the market. While there are still political obstacles that we face with getting the beer to Cuba, Island Brands has already flourished throughout the Southeastern US.





 

Our goal to bring better beer to Cuba hasn't changed, but now we have an even bigger mission: to bring our all clean easy drinking beer brand family to the world.

THE PROBLEM

# Most consumers don't realize Mass-market beers are made with fillers and corner cutting ingredients, like corn and rice

Source

In our view, the global beer business is dominated by corporate mega factory beer brands that have a stranglehold on shelf space and distribution. These brands typically sacrifice quality for shareholder profits and give little regard to what is in the beer they are pushing out. We are steadfast in our vision to bring better beer to the people and we need your help to fight against low quality factory beer.

## BRAND ADVANTAGE


ALL CLEAN
CONTAINS PRESERVATIVES, ARTIFICIAL FLAVORS,
ADJUNCTS AND FILLERS
(GMO, RICE, CORN)
BETTER FOR YOU
ALL CLEAN PREMIUM
INGREDIENTS

85% of beer drinkers in the US consume cheaply-made mass-market lagers from corner cutting multinational corporate beer factories. The other 15% buy from local and national craft breweries that focus on micro trends and esoteric beer styles such as Sour Beers and Hazy IPAs. Because beer companies aren't required to label all the ingredients they use, most corporate mass market beer is full of corner-cutting fillers, GMOs, preservatives, and junk you would not want to drink if you knew what you were consuming.

THE SOLUTION

## An all-clean, better-for-you beer taking market share from the biggest brands in the business


ISLAND COASTAL LAGER ©
• AMERICAN PREMIUM LAGER
• EASY DRINKING AT 4.5% ABV
• HIGHEST QUALITY, ALL CLEAN INGREDIENTS, WITH NO ADJUNCTS, FILLERS OR PRESERVATIVES
• AVAILABLE IN 12OZ. CANS, 16OZ. CANS, 1/2 BBL AND 1/6 BBL DRAFT KEGS (MICROSTAR)
ISLAND
MADE FOR EASY DRINKING

Our solution was to create a brand family and new sub vertical of all-clean, super-premium beer products. Island Brands has positioned itself as both an alternative to and direct competitor with major corporate brands. We brew our beers using only water, malted barley, yeast and hops and currently have two core flagship products in the market: Island Coastal Lager and Island Active.



ISLAND
ACTIVE
88
LIFESTYLES
#GETACTIVE
ISLAND ACTIVE ©
• Island Active – The Premium All Clean Alternative to Light Lagers
• Only 88 Calories and 2.6 Carbs
• 4.2% ABV
• Available in 12oz. Cans, 16oz. Cans, 1/2 BBL and 1/6 BBL Draft Kegs (Microstar)

We are steadfast in our vision to bring better beer to the beer drinkers of the world that want a "beer that tastes like beer" with an authentic lifestyle brand family that is not only approachable but also a lot of fun.



ISLAND

# INVEST IN
# ISLAND

## TIER 1 — $250

- 1 Exclusive Island Local Hat
- 1 Exclusive Island Local Sticker
- 1 Ownership Certificate

## TIER 2 — $500

- 1 Exclusive Island Local Hat
- 1 Exclusive Island Local Sticker
- 2 Exclusive Island Local Pint Glasses
- 15% off Island Brands Merch Store for 1 year
- Island Local Founders Club "Lifetime Status" and Ownership Certificate

## TIER 3 — $1,000

- 2 Exclusive Island Local Hats
- 2 Exclusive Island Local Stickers
- 4 Exclusive Island Local Pint Glasses
- 25% off for 1 year in Island Brands USA Merch Store
- Island Local "Founders Club" Lifetime Status and Ownership Certificate

## TIER 4 — $5,000

- 5% Bonus Shares
- 2 Exclusive Island Local Hats
- 2 Exclusive Island Local Stickers
- 4 Exclusive Local Pint Glasses
- 25% off for 1 year in Island Brands USA Merch Store
- Island Local "Founders Club" Lifetime Status and Ownership Certificate

## TIER 5 — $10,000

- 2 Exclusive Island Local Hats
- 2 Exclusive Island Local Stickers
- 4 Exclusive Local Pint Glasses
- 25% off for 1 year in Island Brands USA Merch Store
- Island Local "Founders Club" Lifetime Status and Ownership Certificate
- Help Island Brands develop their next beer! - You will help the Island Brands R&D team develop their next beer. You will have an exclusive behind the scenes look at the recipe fine tuning process and will participate in multiple tasting panels to help finalize a new innovation ahead of bringing it to market.

## TIER 6 — $25,000

- 10% Bonus Shares
- 2 Exclusive Island Local Hats
- 2 Exclusive Island Local Stickers
- 4 Exclusive Local Pint Glasses
- 25% off for 1 year in Island Brands USA Merch Store
- Island Local "Founders Club" Lifetime Status and Ownership Certificate
- A one acre oyster reef will be built in your name. This effort will help clean coastal waters, restore critical habitat and provide coastal buffering to our coastline. You will work with Toadfish Coalition and Island Brands USA to identify a location and name the oyster reef. A celebration event will be held in your honor once the oyster reef has

been established.

## TIER 7 $50,000

- 15% Bonus Shares
- 2 Exclusive Island Local Hat
- 2 Exclusive Island Local Sticker
- 4 Exclusive Island Local Pint Glasses
- 30% off for 1 year in Island Brands USA Merch Store
- Island Local "Founders Club" Lifetime Status and Ownership Certificate
- Private air travel for you and three others on Island Brands' Renegade Seaplane "High Vibe" from Fort Lauderdale to the crystal blue waters of Andros, Bahamas. Kick back with the Founders for an exclusive 4 day/3 night guided fishing lodge experience. This makes you an Island Local for life!



ISLAND
LOCAL

**ISLAND LOCAL HAT**



**ISLAND LOCAL PINT GLASSES**



**ISLAND LOCAL STICKER**





**TIER 5**

ISLAND

**HELP ISLAND BRANDS DEVELOP THEIR NEXT BEER!**





NAME AN
OYSTER BED!
PRESENTED BY
TOADFISH
TIER 6

TIER 7
ISLAND
GETAWAY
Private air travel for you and three others on Island Brands' Renegade Seaplane "High Vibe" from Fort Lauderdale to the crystal blue waters of Andros, Bahamas. Kick back with the Founders for an exclusive 4 day/3 night guided fishing lodge experience. This makes you an Island Local for life!

*ALL PERKS OCCUR WHEN THE OFFERING IS COMPLETED

## OUR TRACTION

# Major week over week growth in 2020 and the #2 best trending lager beer brand in the Southeast


IRi
Growth delivered.
#1
Island Brands is the #1 FASTEST GROWING lager brand family in South Carolina. Island Brands has higher sales volume growth than St. Archers Gold, Yuengling and Shiner.*
#1
Island Active is the #1 LARGEST dollar volume in NEW lager 6 packs in all of the South East.*
+160%
Island Brands is +160%, making it the #2 FASTEST GROWING brand family in the South East. Island Brands has higher sales volume growth than St. Archers Gold, Patagonia and Kona.*

**Where you can find Island Brands:**


Publix
Total Wine & MORE
Harris Teeter
COSTCO WHOLESALE
TRADER JOE'S
Kroger
WHOLE FOODS MARKET
Winn-Dixie
Walmart
EARTH FARE
THE FRESH MARKET
piggly wiggly
FOOD CITY
FOOD LION
ABC
BI-LO
Lowes foods

We are exporting to international markets, including the Bahamas and shipping to China with Costco International. Island Brands is also served fleetwide on Carnival Cruise lines, providing exposure to over 11 million passengers annually.


Carnival
• Fleetwide
• 11 million+ Impressions
• In Print on All Menus
• Ports include: MD, FL,


INTERNATIONAL
China

TX, SC, CA, AL, VA, NY, WA, LA, HI


Bahamas

While some brands have leveled off, Island Brands continues to gain momentum week over week so far in 2020, achieving +125% growth in 26 weeks, +165% growth in 12 weeks and +182% growth in 4 weeks. All of our 2020 data is based off of our weekly gross sales.



**TRENDING UP**

**2020 Week Over Week Southeast Growth**

| 125% | 165% | 182% |
|---|---|---|
| in 26 weeks | in 12 weeks | in 4 weeks |

Most recently, our newest brand, Island Active, has seen incredible traction, especially with the announcement of Island Active 12 packs replacing a competitor brand in thousands of major grocery chains across the Southeast. Since its introduction to the market, Island Active 6-packs have had the third largest sales growth of any new Lager 6-pack in the Southeast! (Source)



**CURRENT DISTRIBUTION**




**DOMESTIC USA**

## SALES BY VOLUME

1 BBL = 31 US Gallons



|  | 2018 | 2019 | 2020 (as of 11/11/20) |
|---|---|---|---|
| Barrels of Beer/BBLS* | 2,633 | 3,990 | 6,303 |
| Case Equivalents/Cases* | 36,073 | 54,947 | 86,860 |
| 12oz Can Equivalents | 865,755 | 1,318,728 | 2,084,640 |

*1 barrel = 13.78 cases of 12oz cans of beer | 1 case = 24 12 oz cans of beer

THE MARKET

## A focus on retail has positioned Island Brands to outperform the market



**116 billion**
Domestic beer market

**+13%**
Total US beer consumption

**+10%**
where we currently distribute in the SouthEast US

**+12%**

+12%
___

**Craft and domestic premium beer sales**

Source

We have seen major growth in our company and the beer industry as a whole, since the onset of COVID19. Because Island brands have solidified it's position to compete in major retail where most consumers are purchasing their beer. Where most companies have been adversely affected by the pandemic, Island Brands is growing at a rate of 95% overall in 2020 compared to prior years. Island Brands has the second highest YOY growth for beer brands in the Southeast and the highest growth in the largest major grocery chain in the Southeast region.

+95%
___

**Growth Rate**

**Second highest YOY growth for beer brands** in the Southeast

**Highest growth in the largest grocer** in the Southeast

WHAT WE DO

# Premium, high-quality, all-clean, easy drinking beers at an approachable retail price

At Island Brands, we have created premium lager beers, with no fillers, GMOs, preservatives, or artificial flavors. Our two flagship products, Island Coastal Lager and Island Active, are made with only the finest 4 ingredients: malt, hops, yeast and water.





THE CLEAN CHOICE

All clean beer made with 4 ingredients

**MALT**
**HOPS**
**YEAST**
**WATER**

**NO FILLERS. NO PRESERVATIVES.**

Island Coastal Lager® is a perfect year-round, every-day beer, made for easy drinking, brewed with only the freshest, highest quality ingredients and perfectly balanced with a smooth taste, light body and crisp mouthfeel. Island Active® is a crisp and clean premium light lager, with only 88 calories and 2.6 carbs, packaged in a slim can, perfect for the active lifestyle.

Island Active® is a crisp and clean premium light lager, with only 88 calories and 2.6 carbs, packaged in a slim can, perfect for the active lifestyle.



ISLAND ACTIVE
BY THE NUMBERS
100%


CLEAN INGREDIENTS
88
CALORIES
4.2%
ABV
2.6
CARBS
0
GRAMS OF FAT
0
FILLERS OR PRESERVATIVES
ISLAND
ACTIVE
PREMIUM LIGHT BEER
12 FL OZ. • 4.2% ALC/VOL. • 2.6 CARBS
88
CALORIES

Both of our core flagship beers are available in 6 packs, 12 packs, 16oz "Tall boy" and on tap. Our beers are priced to be merchandised in the Domestic Super Premium section of big box and major grocery beer coolers.


12 oz.
16 oz.
1/6 BBL
1/2 BBL
6 pack
12 pack
24 pack

THE BUSINESS MODEL

# Retail focused lifestyle beer brand with expanding distribution and strategic data driven marketing



MADE FOR
ACTIVE LIFESTYLES
88 CALORIES, 2.6 CARBS, 4.2% ABV
ISLAND
ACTIVE

Our current distribution footprint is in the Southeastern United States, selling into major grocery, independent retailers, convenience stores, bars, restaurants, and venues, statewide in VA, NC, SC, TN, GA, AL, and FL. Island Brands also exports to the Bahamas, China, and fleetwide on Carnival Cruiselines.

## DISTRIBUTION FOOTPRINT BY THE NUMBERS



**3**

countries

**7**

states

A COMBINED ADDRESSABLE MARKET OF

**38**



**41**

**beer distributors**
( 2,275 sales reps)

**million
potential
consumers**

As a retail-focused brand, we continue to experience high growth. Our pricing strategy puts us exactly where we want to be on the retail shelves, usually at the same price or lower than the Premium Domestic and Import beers we compete with.

## POINTS OF DISTRIBUTION



6,173

2,647

**145%**
Increase

End of 2019

Current

**ESTIMATED
TOTAL PODS**
within the next 60 days
(additional 1,800+)

**7,500+**

Increase from 2019 to 2020

# 4,587
**PODs**

# 184%
**INCREASE**

## CONSUMER VERTICALS

    

**HEALTH & FITNESS**　　**MUSIC & ARTS**　　**UNIVERSITY**　　**SPORTS & OUTDOORS**　　**FOOD & BEVERAGE**

Our branding DNA has timeless heritage in its design elements and an authentic lifestyle overlay that makes us easily discoverable and shareable to our target consumer market. We are not only a beer brand, but an authentic and exciting lifestyle brand. Our omni-channel lifestyle marketing strategy uses the latest digital media platforms to go deeper into our markets and to engage our Island brands community.

## Authentic lifestyle brand:

**PRESENCE ON ALL SOCIAL PLATFORMS**

   

**ISLANDER:**

IS·LAND·ER / NOUN
Brand ambassadors who embody the Island lifestyle & are masters of their craft

 **INSTAGRAM**

**FOLLOWERS:**
## 41.4K

**AVG. IMPRESSIONS:**



**2,267,828 +**
PER MONTH

**Avg. Reach:**
**422,628 +**
PER MONTH



OVER **300+** ISLANDERS
A COMBINED FOLLOWING OF OVER **2,326,021** CONSUMERS



STATES WITH
ISLANDERS

HOW WE ARE DIFFERENT

# Disrupting the market by spearheading a new category between corporate beer and local craft beer

Island Brands fills a void between corporate mega factory beer brands and craft beers. Our beers are super premium and made with only the finest ingredients, versus corporate beers that are filled with preservatives, artificial flavors, adjuncts and fillers. Our product fills the market gap for a high quality premium beer that competes head to head with major corporate brands.

THE VISION

# Expanding global distribution while growing our community of raving fans

Island Brands was created as the all clean premium alternative to low grade conglomerate beers. We will continue to innovate products with only the finest

ingredients and absolutely never any fillers or preservatives. Island Brands is committed to our loyal community of fans that support our mission to bring better quality beer and an authentic lifestyle brand to the world.

As we continue to gain traction and increase month over month sales, we have no plans to slow down. In the next 6 months we will release 2 new products, Island Lemonada and Island Southern Peach, that target large sub-categories within the macro landscape with higher quality all-clean versions of easy drinking beers. In addition, we will be opening the first of many officially licensed taprooms.




ISLAND
LEMONADA
MADE FOR EASY DRINKING
• PREMIUM BEER & FRESH SQUEEZED LEMONADE
• THIRST QUENCHING & DELICIOUS
• ALL CLEAN INGREDIENTS
• 4.5% ABV
*PRODUCT AVAILABLE IN 2021


ISLAND
SOUTHERN PEACH®
• PREMIUM BEER & FRESH BREWED SOUTHERN PEACH TEA
• A FRESH TWIST ON A SOUTHERN CLASSIC
• CRISP AND CLEAN WITH A HINT OF FRESH PEACH TEA
• 4.5% ABV
ISLAND
SOUTHERN PEACH
MADE FOR EASY DRINKING
*PRODUCT AVAILABLE IN 2021

OUR LEADERSHIP

# Meet The Founders

Co-Founder Brandon Perry is a serial entrepreneur, has founded, built and or successfully exited companies in the technology, finance, SaaS, marketing and consumer package goods verticals over his career.

Co-Founder Scott Hansen is a connector and innovator that has consistently brought value to partners and shareholders alike. A Citadel graduate, he has started and successfully exited companies in the healthcare, technology, and marketing verticals.


ISLAND
ISLAND



## A strong, diverse team with a common goal to disrupt the beer industry

We assembled a team with over 100+ years of combined experience that come from a wide array of professional backgrounds, in technology, marketing, consumer packaged goods (CPG), and from d some of the most beer recognized brands in the world. Our team moves decisively and has chosen to break from convention so we can disrupt and innovate in the beer space!  We are making history in the beer industry and are aligned to meet the ever changing needs of a high growth brand.

WHY INVEST

## A trailblazing premium lifestyle beer company on a mission to bring better beer to the world

Island Brands USA is a rapidly expanding domestic super premium lifestyle beer brand.  The brand family is well positioned to outpace its peers in major retail grocery chains throughout the Southeast. Island Brands have spearheaded an emerging "better for you" beer category, part of a larger "flight to quality" brand position that has already swept through the greater majority of CPG verticals. As a disruptive brand competing with the most familiar multibillion-dollar corporations in the industry.  This is a true "David vs. Goliath" story that we are winning! Island Brands beers are not only filling an important gap in the market, but we are also hitting major milestones in the process, ranking as the #2 best trending Lager Brand Family in the top 15 of the segment with over 125% revenue growth.

















Our mission is to bring our all-clean brand family and infectious lifestyle branding to the world. Help us spread good vibes and come along for the ride!



**Cuba Trip**

Cuba trip that inspired Brandon and Scott to import quality beer into Cuba



**Distribution footprint in Publix Supermarkets**

Island Coastal Lager 12oz six pack gains distribution throughout its footprint in Publix Supermarkets



**Wide Distribution in Walmart**

Island Coastal Lager gains wider distribution in Walmart

**February 2016**

### Island Coastal Lager

Island Coastal Lager recipe developed and 1st brewed

**March 2017**

### Island Coastal Lager launched!

Island Coastal Lager launched in 12oz 6 packs with Breakthru Beverage Group in South Carolina

**October 2017**

### Distribution expanded

Island Coastal Lager distribution expanded to Georgia, Alabama, North Carolina, and Florida

**April 2018**

**May 2018**

### Carnival Cruiseline launch

Island Coastal Lager launches 16oz fleetwide on all Carnival Cruiseline ships

**October 2018**

### Anheuser-Busch distribution rights

Anheuser-Busch wholesaler network in AL, GA, NC, and SC acquired the rights to distribute Island Coastal Lager

**May 2019**

### Omni-channel marketing campaign launch

Footprint wide omni-channel marketing campaign launched including television

**October 2019**

**January 2020**

### Island Active launched!

Island Active brand launched, mentioned in Forbes and gains distribution in Walmart, Publix, and other grocery chains

**February 2020**

### Miller-Coors distribution rights

Miller-Coors wholesaler network in Florida acquires the rights to distribute Island Brands

**March 2020**

### Costco International distribution

Island Brands gains distribution with Costco International in China

**June 2020**

## In the Press

Forbes TheStreet BREWBOUND GARDEN&GUN

SHOW MORE

## Meet Our Team







## Scott Hansen

Co-CEO / Chief Revenue Officer /
Director



## Brandon Perry

Co- CEO/ Chief Marketing Officer
/ Director





### Pam Turner

Vice President of Sales

*Pam has over 19 years'
experience in the beverage
business including her career
start with Miller/Coors, national
accounts with Diageo and Pepsi;
and her last role with Dogfish
and Boston Beer. Pam received
her degree in
marketing/marketing
management from the University
of Central Florida. As Vice
President of Sales, Pam leads
and oversees Island Brands
sales team.*





### Rocky Carr

National Account
Manager- Small Format

*Rocky has been in the beer
industry for 24 years, working
with Florida Distributing,
Heineken and Anchor/Sapporo.
He began his career at Florida
Distributing in a delivery role
and has remained on the sales
side of the industry. Rocky is
responsible for the expansion of
convenience store chains across
the southeast.*





### Greg Owens

National Account
Manager- Large Format

*Greg has 14 years of experience
in the beer industry. He started
in the distributor world and has
held lead chain positions for
Bell's Brewery, Monday Night
Brewing and Atlanta Brewing
Company.*





### Lauren Derenches

Regional Sales Manager

*Lauren has been in the
beer/liquor business for about
17 years. Starting from being a
promotional girl and working
her way around the different
facets of the business from
marketing to event production
to on and off premise sales.
Emerging brands, especially in
the beer biz, have always been
her passion.*





### Scott Sheridan

Regional Sales Manager

*Scott has been in the beer
industry for 15 years, he has
spent the majority of his career
at Stone Brewing as a Regional
Sales Manager. Scott has sold
beer in 16 states, Puerto Rico &
the Dominican Republic.*



### Stuart Knight

Regional Sales Manager

*Stuart has been in the beer
business for the last 15 years
with experience on both the
wholesaler and supplier side.
Stuart started with Stone
Distribution as an on premise
sales rep in LA. After five years
he joined Duvel USA managing*



### Katie Moen

Sales and Operations
Manager

*Katie is the Sales and
Operations Manager for Island
Brands and has been with the
company for just over a year.
She is an operations specialist
who plays a hand in demand
planning and inventory*



### Stacy Perry

Director of Retail
Merchandising &
Procurement

*Stacy has over 25 years of
experience with budgeting,
procurement, sourcing, design
and merchandising with both
national retail apparel and
home goods multi unit chains.*



*he joined Duvel USA managing Southern California. He worked for Duvel USA for eight years in a variety of roles including Sales Director for the Western Division and Director of Import Marketing.*



*management. Katie also manages all logistics and international expansion efforts.*



*Most recently she has owned her own company focussed on furniture, homegoods and jewelry in the direct to consumer and wholesale to the trade verticals.*





### Meghan Hansen
#### Director of Corporate Partnerships & Cause Marketing

*Meghan is an experienced communicator and leader who serves as the Director of Corporate Partnerships & Cause Marketing. She previously worked as a Fund Development Director for a national non-profit organization, where she scaled multi-year fundraising plans and developed corporate relationships. With her experience in creating integrated marketing campaigns and cultivating partnerships with key constituents, Meghan brings a unique balance of creative and business skills to the team.*





### Brooke Bartholf
#### Digital Communications Manager

*Brooke currently serves as Island's digital communications manager. She creates written and digital content across platforms, and manages brand public relations. She has spent the extent of her career working exclusively in the consumer packaged goods space.*





### Sydney Janes
#### Senior Marketing Manager

*Sydney has spent most of her career working with advertising agencies on experiential marketing strategies in the consumer packaged goods industry. As senior marketing manager, she works to ensure marketing programming is efficiently and effectively executed!*



## Offering Summary

**Company** : ABH Holdco, Inc.

**Corporate Address** : 49 immigration st. suite 204, Charleston , SC 29403

**Offering Minimum** : $9,996.17

**Offering Maximum** : $1,069,993.00

**Minimum Investment Amount (per investor)** : $245.39

## Terms

| | |
|---:|:---|
| **Offering Type** : | Equity |
| **Security Name** : | Series CF Non-voting Preferred Stock |
| **Minimum Number of Shares Offered** : | 2,159 |
| **Maximum Number of Shares Offered** : | 231,100 |
| **Price per Share** : | $4.63 |
| **Pre-Money Valuation** : | $65,727,003.11 |

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**SEC COVID Relief**

**COVID Relief**

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

**Expedited closing sooner than 21 days.**

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

**Tier 1- $250**

Exclusive Island Local Trucker Hat

Exclusive Island Local Sticker

Ownership certificate

**Tier 2- $500**

1 Exclusive Island Local Hat

1 Exclusive Island Local Sticker

2 Exclusive Island Local Pint Glasses

15% off for 1 year in Island Brands USA Merch Store

Island Local Founders Club "Lifetime Status"

Ownership certificate

**Tier 3 - $1000**

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

**Tier 4 - $5000**

5% Bonus Shares

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

**Tier 5 - $10,000**

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

Help Island Brands choose their next beer ! - You will help the Island Brands R&D team choose their next beer. You will have an exclusive behind the scenes look at the recipe fine tuning process and will participate in multiple tasting panels to help finalize a new innovation ahead of bringing it to market.

**Tier 6 - $25,000**

10% bonus shares

2 Exclusive Island Local Hat

2Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

A one acre oyster reef will be built in your name. This effort will help clean coastal waters, restore critical habitat and provide coastal buffering to our coastline. You will work with Toadfish Coalition and Island Brands USA to identify a location and name the oyster reef. A celebration event will be held in your honor once the oyster reef has been established.

**Tier 7 - $50,000**

15% bonus shares

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4Exclusive Island Local Pint Glasses

30% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ultimate Island Getaway -Private air travel for you and three others on Island Brands' Renegade Seaplane "High Vibe" to the crystal blue waters of Andros, Bahamas. Kick back with the Founders for an exclusive 4 day/3 night guided fishing lodge experience. This makes you an island local for life!

*All perks occur when the offering is completed.*

### The 10% StartEngine Owners' Bonus

ABH HoldCo., Inc. (dba Island Brands USA) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Non-voting Preferred Stock at $5.00 / share, you will receive 110 shares of Series CF Non-voting Preferred Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by

rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Island Brands USA to get notified of future updates!

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**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

**Island Brands_Journey Part 2_no skit**

Speaker 1:
We've been pretty busy since the last time we checked in with you guys.

Speaker 2:
And we've got some amazing updates to share with you. Island Brands is available in seven southeast states.

Speaker 1:
And thousands of major retailers. Finally got an office to serve as our world headquarters.

Speaker 2:
In a jail.

Speaker 1:
On an island.

Speaker 2:
On an island.

Speaker 2:
In an old jail on an island.

Speaker 1:
Check out the view.

Speaker 2:
We hired a rock star team, help us make history in the beer space.

Speaker 1:
We still like to take it easy.

Speaker 2:
Our mission to bring better beer to the world has not wavered one bit. We pioneered a new category of all clean, super premium beers. After a year of recipe development-

Speaker 1:
... We launched Island Active.

Speaker 1 and 2 together:
Only 88 calories and 2.6 carbs. Whoa.

Speaker 1:
We wear a lot of hats over here at Island Brands ... And action.

Speaker 2:
We're making a lot of great progress in the market–

Speaker 1:
... but we still have a lot of work to do.

Speaker 1:
We started a brand ambassador program–

Speaker 2:
... for cool people doing cool stuff.

Speaker 1:
You know we love music so we hired a director of tunes.

Speaker 2:
We upgraded our rides and started a fishing team to spread your [inaudible 00:01:42] on the water.

Speaker 1:
One thing that hasn't changed is our commitment to giving back.

Speaker 2:
Check out our share the love page at IslandBrandsUSA.com. And we're launching the first of our cabana bars.

Speaker 1:
You can come by land or by sea. We launch fleet wide on Carnival cruise lines.

Speaker 2:
[inaudible 00:02:04], what is that?

Speaker 1:
We're exporting.

Speaker 2:
Where?

Speaker 1:
To the Bahamas.

Speaker 2:

Hey.

Speaker 2:
Last but not least, we've got some exciting new innovations, Island Southern Peach and Island Lemonada.

Speaker 1:
Help us spread good vibes.

Speaker 1 and 2 together:
And come along for the ride.

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

Platform Compensation

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**EXHIBIT F TO FORM C**

**ADDITIONAL CORPORATE DOCUMENTS**

*[See attached]*

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Oct 08 2020
REFERENCE ID: 628936

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

Filing ID: 201008-1200304

Filing Date: 10/08/2020

**STATE OF SOUTH CAROLINA**
**SECRETARY OF STATE**

# ARTICLES OF AMENDMENT

Pursuant Section 33-10-106 of the 1976 South Carolina Code of Laws, as amended, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1. The name of the corporation is:

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| ABH Holdco, Inc. |

2. Date of Incorporation is: 03/01/2019

3. Agent's Name and Address:

Palmetto Corporate Services LLC
(Name)

940 Johnnie Dodds Blvd Suite 201
(Street Address)

Mt. Pleasant, South Carolina 29464
(City, State, Zip Code)

4. On 10/08/2020, the corporation adopted the following Amendment(s) of its Articles of Incorporation:

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| Additional Amendment: Article 4 of the Corporations Amended Articles of Incorporation shall be amended to state as follows: (see attached), along with the Supplement to Article 5 (see attached) |

5. The manner, if not set forth in the Amendment, in which any exchange, reclassification, or cancellation of issued shares provided for in the Amendment shall be effected, is as follows:

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Form Revised by South Carolina Secretary of State, August 2016
F0003

ABH Holdco, Inc.

Name of Corporation

6. Complete either "a" or "b", whichever is applicable.

a. [X]   Amendments adopted by shareholder action.  At the date of the adoption of the Amendment, the number of outstanding shares of each voting group entitled to vote separately on the Amendment, and the vote of such shares was:

| Voting Group | Number of Outstanding Shares | Number of Votes Entitled to be Cast | Number of Votes Represented at the Meeting | Number of Undisputed Shares* For | -OR- | Against |
|---|---|---|---|---|---|---|
| Common | 536,451 | 1,440,000 | 803,154 | 803154 | 0 | |
| Series A | 1637 | 360,000 | 199,765 | 199765 | 0 | |
| | | | | | | |
| | | | | | | |

*Note:* Pursuant to Section 33-10-106(6)(i) of the 1976 South Carolina Code of Laws, as amended, the corporation can alternatively state the total number of disputed shares cast for the amendment by each voting group together with a statement that the number of votes cast for the amendment by each voting group was sufficient for approval by that voting group.

b. [ ]   The Amendment(s) was duly adopted by the incorporators or board of directors without shareholder approval pursuant to Section 33-6-102(d), 33-10-102 and 33-10-105 of the 1976 South Carolina Code of Laws, as amended, and shareholder action was not required.

7. Unless a delayed date is specified, the effective date of these Articles of Amendment shall be the date of acceptance for filing by the Secretary of State (see Section 33-1-230(b) of the 1976 South Carolina Code of Laws, as amended) _____.

Date: 10/08/2020 _____

Name of Corporation:

ABH Holdco, Inc.

Signed as Filer:  Callie McLaughlin
_____
Signature

Brandon Perry
_____
Type or Print Name

CEO
_____
Office

**Supplement to Article 4 of ABH Holdco, Inc. Articles of Amendment:**

REFERENCE ID: 628936

The corporation hereby amends Article 3b of its Articles of Incorporation to read as follows:

The corporation is authorized to issue more than one class of shares:

| Class of Shares | Authorized Number in Each Class |
|---|---|
| Common | 16,000,000 |
| Series A Preferred | 3,600,000 |
| Series B Preferred | 1,200,00 |
| Series CF Non-voting Preferred | 1,055,000 |
| **Total Authorized Stock** | **21,855,000"** |

**Supplement to Article 5 of ABH HoldCo, Inc. Articles of Amendment to Article 5 Articles of Incorporation:**

The corporation hereby amends Article 5 of its Articles of Incorporation to be amended and restated as follows:

**"A.     COMMON STOCK**

**1.     General.**  The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein and pursuant to the Company's Shareholder Agreement.

**2.     Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

**B.     PREFERRED STOCK**

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

**1.     Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1     Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof and subject to Section B.4 of this Article 5(b), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid

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thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. *For the purpose of clarity*, Holders of Preferred Stock shall participate in a Deemed Liquidation Event either as Holders of Preferred Stock or, if their Preferred Stock is converted to Common Stock prior to a Deemed Liquidation Event, as Holders of Common Stock.

1.2     Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3     Deemed Liquidation Events.

1.3.1     Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless a majority of each class of stock of the Corporation (the "***Requisite Holders***") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)     a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)     the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease,

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transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2    <u>Amount Deemed Paid or Distributed</u>. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

**2.**    <u>**Voting.**</u> The provisions of this Section 2 shall not apply to Series CF Non-voting Preferred Stock and the number of Series CF Non-voting Preferred Stock issued shall not be included in any calculations included in Section 2.3 herein.

2.1    <u>General</u>.  On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

2.2    <u>Election of Directors</u>. The holders of record of the Company's capital stock shall be entitled to elect directors as described in the Bylaws. Any director elected as provided in the preceding sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

2.3    <u>Preferred Stock Protective Provisions</u>. At any time when at least twenty-five percent (25%) of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)    alter or change the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

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(b)     increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c)     authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)     redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)     declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f)     increase or decrease the number of directors of the Corporation;

(g)     liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

**3.     Conversion.** Except for Series CF Non-voting Preferred Stock, which shall only have a right to conversion to Common Stock upon a Deemed Liquidation Event, the holders of the Preferred Stock shall have conversion rights as follows (the "*Conversion Rights*"):

3.1     Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2     Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of

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the total number of shares of Preferred Stock the holder is at the time converting into Common Stock; and the aggregate number of shares of Common Stock issuable upon such conversion.

Mechanics of Conversion.

3.3.1    Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "**Contingency Event**"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2    Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Articles. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter

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Such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6     Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7     Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8     Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9     Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms

hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.10    Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11    Procedural Requirements.  All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time.  Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder

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action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

**dends.** The holders of then outstanding shares of Series A Preferred Stock shall be entitled to receive out of any funds and assets legally available therefor, a one-time, non-cumulative dividend at the rate of 8% of the Original Issue Price (as defined below) for each share of Series A Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Series A Preferred Stock pursuant to the preceding sentence of this Section 4 shall not be cumulative. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless (in addition to the obtaining of any consents required elsewhere in these Articles of Amendment) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 4, a dividend on each outstanding share of Preferred Stock in an amount at least equal to:

(i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend; or

(ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 4 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, with respect to the Series A Preferred Stock, $0.0621 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

5.      **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6.      **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7.      **Notice of Record Date.** In the event:

(a)      the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive

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any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)        of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock.  Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

**8.        Notices.**  Except as otherwise provided herein, any notice required or permitted by the provisions of this Article 5 to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the South Carolina Business Corporation Act, and shall be deemed sent upon such mailing or electronic transmission."

Business Name: __ABH Holdco, Inc__

# Signature Page for a Secretary of State Business Filing

ompleted, scanned, and attached to any business filing where one of the following is true.

y signs the digital form on behalf of official signee.

- An attorney's signature is required. (Articles of Incorporation for Corporation and Benefit Corporation)

## Official Signatures

**(**Officer, Incorporator, Director, Agent, Partner, etc)

Required for forms where the signee is not present upon online submission and a filing party is providing a digital signing on their behalf. If the provided space is not enough, please attach multiple pages.

| Brandon Perry | 10/8/2020 |
|---|---|
| Name | Date |
| *[signature]* | CEO |
| Signature | Title / Position |

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| Name | Date |
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| Signature | Title / Position |

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| Name | Date |
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| Signature | Title / Position |

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| Name | Date |
| | |
| Signature | Title / Position |

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| Name | Date |
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| Signature | Title / Position |

Scan and Upload this document to the Business Filing System during the filing process.
File must be PDF format.

Doc ID: 6a971c96a1afb97c034d636dca9396fffa054087